Exhibit 99.1

AMENDED AND RESTATED BUSINESS ACQUISITION REPORT

This amended and restated business acquisition report (the “BAR”) amends and restates, as of August 7, 2019, and supersedes the business acquisition report dated and filed August 7, 2019 (the “Original BAR”) and the amended and restated business acquisition report dated and filed September 5, 2019 (the “Amended BAR”). The Amended BAR includes certain financial statements of the acquired business Newstrike Brands Ltd. (namely, for the first fiscal quarter of 2019) that were required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations to be included in the Original BAR but which were not available at the date of the Original BAR. This BAR corrects certain errors in the footnotes to the unaudited pro forma consolidated financial statements of HEXO that give effect to the acquisition of Newstrike Brands Ltd. included as Schedule “B” to the Amended BAR.

Item 1 – Identity of Company

1.1	Name and Address of Company

HEXO Corp. (“HEXO” or the “Company”)

490 Boul. St-Joseph, Suite 204

Gatineau, Québec J8Y 3Y7

1.2     Executive Officer

Sebastien St-Louis

Chief Executive Officer

1-866-438-8429

Item 2 – Details of Acquisition

2.1     Nature of Business Acquired

On May 24, 2019 (the “Effective Time”), HEXO acquired all of the issued and outstanding common shares (the “Newstrike Shares”) of Newstrike Brands Ltd. (“Newstrike”) by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”).

Newstrike is the parent company of Up Cannabis Inc. (“Up Cannabis”), a licensed producer of cannabis that is licensed to both cultivate and sell cannabis in all acceptable forms. Newstrike, through Up Cannabis and together with select strategic partners, including Canada’s iconic musicians The Tragically Hip, is developing a diverse network of high quality cannabis brands. In connection with the completion of the Arrangement, the Newstrike Shares were de-listed from the TSX Venture Exchange.

2.2     Acquisition Date

May 24, 2019.

2.3     Consideration

As consideration for HEXO’s acquisition of the Newstrike Shares, former holders of the Newstrike Shares were entitled to receive up to an aggregate of 35,394,041 common shares of HEXO (“HEXO Shares”), representing an exchange ratio of 0.06332 HEXO Shares for each Newstrike Share held. In addition, HEXO reserved an aggregate of 9,198,598 HEXO Shares for issuance to former holders of options and warrants to acquire Newstrike Shares.

Under the Arrangement, holders of Newstrike options received replacement options of HEXO, exercisable for common shares in the capital of HEXO at the same exchange ratio applicable to the Newstrike Shares. All other terms and conditions of the replacement options, including the term of expiry, vesting, conditions to and manner of exercising, are the same as the Newstrike options for which they were exchanged.

Warrants to purchase Newstrike Shares, other than those that have been exercised prior to the Effective Time, will continue to remain outstanding as warrants of Newstrike which, upon exercise, will entitle the holder thereof to receive, in lieu of the number of Newstrike Shares to which such holder was theretofore entitled upon exercise of such Newstrike warrants, the consideration that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Newstrike Shares to which such holder was theretofore entitled upon exercise of such Newstrike warrants. All other terms governing the warrants, including, but not limited to, the expiry term, exercise price and the conditions to and the manner of exercise, will be the same as the terms that were in effect immediately prior to the Effective Time, and shall be governed by the terms of the applicable warrant indenture.

Further information about the Arrangement is set forth in the materials prepared by Newstrike in respect of the special meeting of its shareholders held in connection with the Arrangement on May 17, 2019, which were mailed to Newstrike shareholders and filed under Newstrike’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Following the completion of the Arrangement, HEXO continues to comply with all applicable laws in each jurisdiction in which it operates.

2.4     Effect on Financial Position

See the unaudited pro forma combined financial statements and the accompanying notes thereto included in this Business Acquisition Report. The unaudited pro forma combined financial statements are presented for informational purposes only and do not purport to project the future results of operations or financial position of the Company.

The Company presently has no plans or proposals for material changes in the Company’s business affairs or the affairs of the acquired business that may have a significant effect on the results of operations or financial position of the Company.

2.5     Prior Valuations

No valuation opinion was obtained in the last 12 months by HEXO or Newstrike. However, Newstrike did obtain a fairness opinion from RBC Dominion Securities Inc., a member company of RBC Capital Markets, dated March 12, 2019, attesting to the fairness of the Arrangement to Newstrike and its shareholders, from a financial point of view.

2.6     Parties to Transaction

The Arrangement was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of HEXO.

2.7     Date of Report

October 9, 2019.

Item 3 – Financial Statements and Other Information

The following financial statements are incorporated by reference in or attached as schedules to this Business Acquisition Report and form part of this Business Acquisition Report:

Audited Financial Statements of Newstrike

The audited consolidated financial statements of Newstrike for the year ended December 31, 2018 and the notes thereto, together with the independent auditor’s report thereon, as filed on March 26, 2019 under Newstrike’s profile on SEDAR at www.sedar.com, are specifically incorporated by reference in and form part of this Business Acquisition Report.

Interim Financial Statements of Newstrike

Attached as Schedule “A” hereto are the unaudited consolidated interim financial statements of Newstrike for the three month periods ended March 31, 2019 and March 31, 2018.

Unaudited Pro Forma Financial Statements of HEXO

Attached as Schedule “B” hereto are the unaudited pro forma consolidated financial statements of HEXO that give effect to the acquisition of Newstrike, comprised of the following:

(i)	pro forma interim consolidated statement of financial position as at April 30, 2019;

(ii)	pro forma interim consolidated statements of loss for the nine months ended April 30, 2019;

(iii)	pro forma consolidated statements of loss for the year ended July 31, 2018; and

(iv)	notes to the pro forma consolidated financial statements.

Caution Regarding Unaudited Pro Forma Financial Statements

This Business Acquisition Report contains the unaudited pro forma consolidated financial statements of the Company comprised of the pro forma consolidated statement of financial position as at April 30, 2019 and the pro forma consolidated statements of loss for the nine months ended April 30, 2019 and the year ended July 31, 2018.

Such unaudited pro forma consolidated financial statements have been prepared using certain of the Company’s and Newstrike’s respective historical consolidated financial statements as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing such unaudited pro forma consolidated financial statements, the Company has not independently verified the financial statements of Newstrike that were used to prepare the unaudited pro forma consolidated financial statements. The historical audited consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable; and (ii) with respect to the unaudited pro forma consolidated statement of comprehensive loss, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma consolidated financial statement of comprehensive loss. The unaudited pro forma consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the Arrangement or for liabilities that may result from integration planning. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Arrangement occurred on the dates indicated.

The unaudited pro forma consolidated financial statements also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements.

As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Forward-Looking Statements

This Business Acquisition Report may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Business Acquisition Report. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You are referred to the risk factors described in the Company’s most recent Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com. The forward-looking statements and information contained in this Business Acquisition Report represent the Company’s views only as of today’s date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

SCHEDULE “A”

INTERIM FINANCIAL STATEMENTS

OF NEWSTRIKE BRANDS LTD.

Newstrike Brands Ltd.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Unaudited)

Newstrike Brands Ltd.

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents (Note 3)	$73,338	$96,640
Accounts receivable (Note 4)	1,242	2,488
Other receivables (Note 5)	3,383	1,582
Prepaid expenses	1,441	1,457
Inventory (Note 6)	15,958	3,129
Biological assets (Note 7)	5,118	4,073
	100,480	109,369

Investment securities (Note 8)	17,942	8,977
Convertible debenture receivable (Note 19)	1,340	-
Property, plant and equipment (Note 9)	37,475	32,674
Intangible assets	91	52
License and prepaid royalty – HIP (Note 10)	1,621	1,736
Right of use assets	697	-
TOTAL ASSETS	$159,646	$152,808
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$13,251	$5,838
Payment received in advance	28	90
Lease liability - current	56	-
	13,335	5,928
Long term liabilities
Lease liability	658	-
TOTAL LIABILITIES	$13,993	$5,928
Shareholders’ equity
Share capital (Note 13)	122,074	121,618
Reserves	58,905	59,986
Accumulated other comprehensive income	2,977	310
Non-controlling interest (Note 19)	1,000	1,000
Deficit	(39,303)	(36,034)
TOTAL SHAREHOLDERS’ EQUITY	145,653	146,880
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$159,646	$152,808

Commitments (Note 15)

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Newstrike Brands Ltd.

Condensed Interim Consolidated Statements of Comprehensive Loss – Unaudited

(Unaudited - Expressed in thousands of Canadian Dollars)

Three months ended	March 31, 2019	March 31, 2018
Sales	$1,442	$-
Excise taxes	(228)	-
Net Revenue	1,214	-

Cost of goods sold	(775)	-
Gross margin before the undernoted	439	-

Unrealized gain on changes in fair value of biological assets	2,739	897
GROSS MARGIN	3,178	897

EXPENSES
Depreciation (Note 9)	142	89
Amortization	1	-
General and administrative expenses	5,447	3,104
Sales, marketing and business development	721	446
Share-based compensation (Notes 13 and 14)	679	3,741
	6,990	7,380

Loss from operations	(3,812)	(6,483)

OTHER ITEMS
Accretion and interest expenses	(9)	-
Unrealized gain on investments	1,303	-
Gain on disposal of property, plant and equipment	-	13
Interest income	509	49
Other income	-	14
Loss on contract (Note 16)	(2,750)	-
Termination fee (Note 17)	-	9,500

NET (LOSS)/INCOME FOR THE PERIOD	(4,759)	3,093

OTHER COMPREHENSIVE INCOME
Change in fair value of investment securities (Note 8)	3,430	-

NET AND COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD	$(1,329)	$3,093

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Newstrike Brands Ltd.

Condensed Interim Consolidated Statements of Cash Flows – Unaudited

(Unaudited - Expressed in thousands of Canadian Dollars)

For the three months ended	March 31, 2019	March 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	$(4,759)	$3,093

Items not affecting cash:
Accretion and interest expenses	9	496
Accrued interest income	14	-
Amortization	495	89
Share-based compensation	679	3,741
Loss on contract	2,750	-
Unrealized gain on investments	(1,303)
Unrealized gain on change in fair value of biological assets	(2,739)	(897)
Changes in non-cash working capital:
Accounts receivable	1,247	-
Other receivables	(1,815)	(797)
Prepaid expenses	32	(269)
Biological assets	(2,926)	(965)
Inventory	(7,768)	131
Accounts payable and accrued liabilities	4,661	(268)
Payment received in advance	(62)	146
Net cash flows (used in)/provided by operating activities	(11,485)	4,500

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits on acquisition of property, plant, and equipment	-	(2,097)
Deposits and prepaids	-	(417)
Purchase of investment securities	(6,404)	-
Purchase of intellectual property	(41)	(3)
Purchase of property, plant, and equipment	(5,620)	-
Net cash flows used in investing activities	(12,065)	(2,517)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance, net of share issuance costs	-	86,360
Exercise of warrants	14	4,622
Exercise of stock options	272	214
Repayment of shareholder loans	-	(3,923)
Repayment of accrued interest on convertible debentures	-	(80)
Finance lease repayments	(38)	(1,539)
Net cash flows provided by financing activities	248	85,654

Net change in cash and cash equivalents	(23,302)	87,637
Cash and cash equivalents – beginning of period	96,640	811
Cash and cash equivalents – end of period	$73,338	$88,448

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Newstrike Brands Ltd.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity – Unaudited

(Unaudited - Expressed in thousands of Canadian Dollars)

	Number of outstanding shares	Share capital	Reserves	Equity portion of debt	AOCI – Fair value reserve	Deficit	Non-controlling interest	Total share- holders’ equity
Balance, January 1, 2019	556,596,090	$121,618	$59,986	$-	$310	$(36,034)	$1,000	$146,880
Options exercised	807,474	419	(147)	-	-	-	-	272
Warrants exercised	200,000	37	(23)	-	-	-	-	14
Share-based compensation, net of forfeitures	-	-	(911)	-	-	1,590	-	679
Other comprehensive income	-	-	-	-	2,667	(68)	-	2,599
Net loss for the period	-	-	-	-	-	(4,759)	-	(4,759)
Adjustment to opening balance for IFRS 16 (Note 2)	-	-	-	-	-	(32)	-	(32)
Balance, March 31, 2019	557,603,564	$122,074	$58,905	-	$2,977	$(39,303)	$1,000	$145,653

Balance, January 1, 2018	389,699,346	$24,283	$3,419	$731	$-	$(15,856)	$-	$12,577
Shares issued for cash	69,701,500	50,453	35,907	-	-	-	-	86,360
Shares issued for debt conversion	10,958,904	4,000	-	(731)	-	-	-	3,269
Options exercised	819,281	429	(165)	-	-	-	-	264
Warrants exercised	11,196,613	4,962	(341)	-	-	-	-	4,621
Share-based compensation			3,741			-		3,741
Net loss for the period	-	-	-	-	-	3,093	-	3,093
Balance, March 31, 2018	482,375,644	$84,127	$42,561	$-	$-	$(12,763)	$-	$113,925

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

1.	Nature of operations

Newstrike Brands Ltd. (formerly Newstrike Resources Ltd.) (the “Company” or “Newstrike”) is a publicly traded company listed on the TSX Venture Exchange (“TSX-V”) under the symbol HIP. The Company is now a wholly own subsidiary of HEXO Corp which is listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol HEXO. The Company is licensed to produce and sell medical marijuana in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and is subject to its successor legislation the Cannabis Act, S.C. 2018, c. 16 and its regulations (the “Cannabis Act”). The Company’s head office and the registered and records office address is 1540 Cornwall Road, Suite 204, Oakville, Ontario, L5J 7W5 Canada.

Acquisition of Newstrike Brands Ltd by HEXO Corp.

On May 24, 2019, HEXO Corp. (the “HEXO”) acquired all of the issued and outstanding common shares of the Company through a plan of arrangement. HEXO is a licensed producer of cannabis operating in Quebec, Canada. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of the Company were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of the Company became exercisable for HEXO common shares adjusted for the Exchange Ratio.

Following the acquisition, the Company’s shares were delisted from the TSX Venture Exchange (“TSXV”) as at the close of trading on May 29, 2019. Certain classes of the Company’s warrants which were listed for trading on the TSXV under the symbol HIP.WT and HIP.WT.A continue to trade on the TSXV until the earliest to occur of their exercise, expiry or delisting.

2.	Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standards Board (“IASB”) applicable to the preparation of the interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements with the except of the early adoption of IFRS 16 - Leases and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2018, which were prepared in accordance with IFRS as issued by the IASB. There have been no changes in judgment or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2018.

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases, predominantly IAS 17, Leases. The Company has applied IFRS 16 with an initial application date of January 1, 2019, in accordance with the transitional provisions specified in IFRS 16. As a result, the Company has changed its accounting policy for lease contracts as detailed below. The Company has applied the following practical expedients:

(i)

The Company applied the simplified transition approach and did not restate comparative information. As a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to deficit as at January 1, 2019.

(ii)

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, and IFRIC 4, Determining whether an arrangement contains a lease, were not reassessed for whether there is a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

In accordance with the practical expedients applied, the Company has recognized lease liabilities and right-of-use assets at the date of initial application for leases previously classified as operating leases in accordance with IAS 17. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company has elected to measure the right-of-use assets at the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application. For the lease previously classified as a finance lease under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of initial application is equal to the carrying amount of the leased asset and lease liability immediately before the date of initial application.

The following table summarizes the impacts of adopting IFRS 16 on the Company’s unaudited condensed interim consolidated financial statements as at the date of initial application:

Right-of-use assets	$899
Lease Liability	747
Accumulated depreciation	120
Deficit	$32

The following is the Company’s policy for accounting for lease contracts in accordance with IFRS 16:

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.	Cash and cash equivalents

	March 31, 2019	December 31, 2018
Cash on deposit	$33,931	$46,640
Liquid short term deposit	39,407	50,000
	$73,338	$96,640

4.	Accounts receivable

	March 31, 2019	December 31, 2018
Trade receivables, net	$1,242	$2,488

Trade receivables are net of an estimated provision for sales returns.

5.	Other receivables

	March 31, 2019	December 31, 2018
HST receivable	$2,288	$467
Interest receivable	320	334
Enderlein receivable (Note 12)	775	775
Other receivables	-	6
	$3,383	$1,582

6.	Inventory

	March 31, 2019	December 31, 2018
Harvested cannabis	$7,551	$2,944
Oil purchases	7,663	-
Materials and supplies	744	185
	$15,958	$3,129

The direct and indirect costs of harvested cannabis initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment. All direct and indirect costs related to inventory are capitalized as they are incurred and they are subsequently recorded within ‘cost of sales’ to profit or loss at the time cannabis is sold, except for realized fair value amounts included in inventory sold which are recorded as a separate line item in profit or loss. Inventory is measured at lower of cost or net realizable value.

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

7.	Biological assets

The Company’s biological assets consists of cannabis plants.

	March 31, 2019	December 31, 2018
Biological assets, beginning of period	$4,073	$1,393
Production of biological assets	3,369	8,500
Change in fair value	3,486	938
Transfers to inventory upon harvest	(5,810)	(6,758)
Biological assets, end of period	$5,118	$4,073

The Company capitalizes the direct and indirect costs incurred related to the transformation of the biological assets between the point of initial recognition and the point of harvest. They include the direct cost of growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment and overhead costs to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item ‘cost of sales’ on the statement of profit and loss in the period that the related product is sold. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the statement of profit and loss. Biological assets are measured at their fair value less costs to sell on the statement of financial position.

The significant unobservable inputs used in determining the fair value of biological assets are as follows:

●	wastage of plants based on their various stages of biological transformation;

●	expected yields of each type of biological asset;

●	percentage of costs incurred at various stages of the biological transformation compared to the total costs are used to estimate the fair value of each type of biological asset;

●	fair value less cost to sell at the point of harvest;

●	percentage of costs incurred for each stage of plant growth was estimated; and

●	amounts of depreciation and overhead incurred and allocated to biological assets.

The Company estimates the harvest yields for the plants at various stages of growth. The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets.

As of March 31, 2019, it is expected that the Company’s biological assets will yield approximately 3,934 kilograms of cannabis (December 31, 2018 - 2,300 kilograms). The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

8.	Investment securities

As of March 31, 2019, the Company’s investments comprise of common shares and share purchase warrants of Canadian public companies which are measured at fair value.

	March 31, 2019	December 31, 2018
Common shares	$16,426	$8,679
Share purchase Warrants	1,516	298
	$17,942	$8,977

On February 22, 2019, the Company acquired 1,953,125 preferred shares of Greentank Technologies for cash consideration of $USD5,000,000 ($6,622). The Company has measured this investment at fair value through other comprehensive income as these investments are long-term and strategic in nature. During the three months ended March 31, 2019, the Company recorded the unrealized fair value change of $Nil (December 31, 2018 - $Nil) in other comprehensive income. Upon disposal, these fair value changes will not be recycled to profit or loss and will be transferred to retained earnings.

The fair value of the warrants held by the Company was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2019	December 31, 2018
Risk-free interest rate	1.55%	1.86%
Estimate life	1.03 - 1.34 years	1.58 years
Expected volatility	100%	100%
Expected dividend yield	0%	0%
Forfeiture rate	0%	0%

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

9.	Property, plant and equipment

Cost	Balance December 31, 2018	Additions	Reclassification	Disposals	Balance March 31, 2019
Computers	$630	$57	$18	$-	$705
Equipment	2,577	136	(18)	-	2,695
Production equipment	7,531	2,843	-	-	10,374
Office furniture	132	-	-	-	132
Security equipment	741	22	-	-	763
Land	3,830	-	-	-	3,830
Building	19,010	2,205	-	-	21,215
Cost	$34,451	$5,263	$-	$-	$39,714

Accumulated depreciation
Computers	$(154)	$(49)	$-	$-	$(203)
Equipment	(591)	(99)	-	-	(690)
Production equipment	(353)	(158)	-	-	(511)
Office furniture	(15)	(3)	-	-	(18)
Security equipment	(215)	(38)	-	-	(253)
Building	(406)	(115)	-	-	(521)
Equipment under finance lease	(43)	-	-	-	(43)
Accumulated depreciation	$(1,777)	$(462)	$-	$-	$(2,239)
Net book value	$32,674				$37,475

Cost	Balance December 31, 2017	Additions	Reclassification	Disposals	Balance December 31, 2018
Computers	$157	$473	$-	$-	$630
Leasehold improvements	1,213	41	(1,254)	-	-
Equipment	1,082	195	1,300	-	2,577
Production equipment	1,287	6,192	63	(11)	7,531
Office furniture	92	40	-	-	132
Security equipment	347	394	-	-	741
Equipment under finance lease	1,300	-	(1,300)	-	-
Land	3,830	-	-	-	3,830
Building	3,815	14,008	1,191	(4)	19,010
Cost	$13,123	$21,343	$-	$(15)	$34,451

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

Accumulated depreciation
Computers	$(44)	$(110)	$-	$-	$(154)
Leasehold improvements	(78)	(36)	114	-	-
Equipment	-	(201)	(390)	-	(591)
Production equipment	(130)	(223)	-	-	(353)
Office furniture	(4)	(11)	-	-	(15)
Security equipment	(84)	(131)	-	-	(215)
Building	(37)	(255)	(114)	-	(406)
Equipment under finance lease	(260)	(173)	390	-	(43)
Accumulated depreciation	$(637)	$(1,140)	$-	$-	$(1,777)
Net book value	$12,486				$32,674

During the three months ended March 31, 2019, included in production costs for biological assets was depreciation of $320 (2018 - $1,039) and $142 (2018 - $89) expensed.

On January 1, 2017, the Company entered into a finance lease for production equipment. During the year ended December 31, 2018, the lease was bought out, and therefore, the equipment under finance lease has been reclassified to equipment).

During the year ended December 31, 2016, the Company entered into a lease with a three-year term for the Brantford Facility. During the year ended December 31, 2018, the lease was bought out.

10.	License - HIP

During the year ended December 31, 2017, the Company entered into an agreement with the Tragically Hip (the “Hip Agreement”). The consideration was 3,000,000 common shares with a fair value of $2,655 and an ongoing royalty of 2.5% of revenues of cannabis products sold inspired by the Tragically Hip. The issuance of the 3,000,000 common shares includes a payment of 1,000,000 common shares that will be applied against future royalties’ payable, which has been included in prepaids at a fair value of $885.

During the three months ended March 31, 2019, the Company recorded amortization of $88 using the straight-line method over a five-year term on the License, and $27 was drawn down on the prepaid royalty.

	March 31, 2019	December 31, 2018
	$	$
License – HIP, net of amortization	985	1,073
Prepaid – HIP	636	663
Total	1,621	1,736

11.	License application

As at December 31, 2017, the fair value of Enderlein Nurseries Ltd.’s (“Enderlein”) license application was $2,365. On May 25, 2018, the Company sold all of its shares in Enderlein for $2,505. As at December 31, 2018, there was a holdback that was receivable when Enderlein receives a license from Health Canada under the ACMPR (Note 5). During the year ended December 31, 2018, a provision of $250 was recorded pursuant to the holdback and the Company recorded a loss of $111 from the disposition of the license application.

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

12.	Accounts payable and accrued liabilities

	March 31, 2019	December 31, 2018
Accounts payable	$3,398	$2,453
Accrued liabilities	9,728	3,385
Excise tax payable	126	-
	$13,252	$5,838

13.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

For the three months ended March 31, 2019

During the three months ended March 31, 2019, the Company issued 807,474 common shares with respect to the exercise of stock options for proceeds of $272. The fair value of these options of $147 was reallocated from reserves to share capital.

During the three months ended March 31, 2019, the Company issued 200,000 common shares with respect to the exercise of warrants for proceeds of $14. The fair value of these warrants of $23 was reallocated from reserves to share capital.

As at March 31, 2019, share capital totaled $122,074.

For the year ended December 31, 2018

The Company closed a bought deal financing on February 16, 2018 by issuing 69,701,500 units of the Company at a price of $1.32 per unit for gross proceeds of $92,006. Each unit consists of one common share and one warrant. Each warrant entitles the holder to acquire one common share at a price of $1.75 per share for a period of two years following the closing date of the financing. The fair value of the warrants was $29,273. The weighted average assumptions used for the Black-Scholes option pricing model of warrants were annualized volatility of 100%, risk-free interest rate of 1.94%, expected life of 2 years, and a dividend rate of nil %.

Pertaining to the February 16, 2018 financing, the Company paid agent fees of $5,539 and issued 4,182,090 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of $1.32 for a period of two years following the closing date of the financing. The fair value of the compensation warrants of $1,747 was allocated to share capital and equity reserve. The weighted average assumptions used for the Black-Scholes option pricing model of warrants were annualized volatility of 100%, risk-free interest rate of 1.94%, expected life of 2 years, and a dividend rate of nil %.

On June 19, 2018, the Company raised gross proceeds of $51,750 by issuing 69,000,000 units of the Company. Each unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $1.00 per share for a period of 5 years. The fair value of the warrants was $15,498. The weighted average assumptions used for the Black-Scholes option pricing model of

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

warrants were annualized volatility of 100%, risk-free rate of 2.03%, expected life of 5 years, and a dividend rate of nil %.

Pertaining to the June 19, 2018 financing, the Company paid agent fees of $3,105, and issued 4,140,000 compensation warrants. Each compensation warrant entitles the holder to purchase one unit at a price of $0.75 for a period of two years following the closing date of the financing. Each unit consists of one common share and half of one share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $1.00 per share for a period of 5 years. The fair value of the compensation warrants of $2,314 was allocated to share capital and equity reserve. The weighted average assumptions used for the Black-Scholes option pricing model of warrants were annualized volatility of 100%, risk-free interest rate of 1.84%, expected life of 2 years, and a dividend rate of nil %. The Company also paid other transaction costs of $338.

During the year ended December 31, 2018, the Company issued 3,717,986 common shares with respect to the exercise of stock options for proceeds of $1,259. The fair value of these options of $874 was reallocated from reserves to share capital.

During the year ended December 31, 2018, the Company issued 12,268,354 common shares with respect to the exercise of warrants for proceeds of $4,703. The fair value of these warrants of $459 was reallocated from reserves to share capital.

During the year ended December 31, 2018, the Company issued 10,958,904 common shares for the conversion of the convertible debenture and recorded a reallocation of $731 from equity portion of convertible debt to share capital.

As at December 31, 2018, share capital totaled $121,618.

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

Stock options

As at March 31, 2019, the Company had the following options outstanding and exercisable:

Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable	Vesting Terms
July 25, 2020	$0.38	1.32	16,402,334	13,843,636	(i)
March 29, 2021	$1.05	2.00	500,000	250,000	(ii)
April 16, 2021	$1.06	2.05	1,200,000	300,000	(ii)
June 25, 2021	$0.66	2.24	1,438,232	875,732	(iv)
July 6, 2021	$0.66	2.27	2,250,000	562,500	(ii)
September 26, 2021	$0.75	2.49	700,000	175,000	(ii)
November 26, 2021	$0.52	2.66	1,500,000	-	(ii)
December 20, 2021	$0.20	2.73	125,000	125,000	(v)
February 23, 2023	$1.10	3.90	4,500,000	4,500,000	(iii)
April 25, 2023	$1.02	4.07	1,000,000	1,000,000	(iii)
June 25, 2023	$0.66	4.24	1,125,000	1,125,000	(iii)
January 7, 2024	$0.44	4.78	1,500,000	-	(ii)
February 11, 2024	$0.56	4.87	1,500,000	-	(ii)
			33,740,566	22,756,868

Vesting terms:

(i)

Of these options, 4,000,000 were immediately vested upon grant. 6,902,269 of the options granted vest 25% incrementally after 4 months, 10 months, 16 months and 22 months after the grant date. 6,412,540 of the options granted vest 25% incrementally every 6 months after the grant date.

(ii)	These options vest 25% incrementally every 6 months after the grant date.
(iii)	These options vest immediately upon grant.
(iv)	550,732 of these options vested immediately upon grant. The remaining options vest 25% incrementally every 6 months after the grant date.
(v)	These options have been fully vested.

The following is a summary of the Company’s stock option activities:

	For the three months ended March 31, 2019		For the year ended December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	34,598,041	$0.62	23,169,795	$0.38
Granted	3,000,000	0.50	19,513,232	0.89
Exercised	(807,475)	0.34	(3,717,986)	0.37
Cancelled / Forfeited	(3,050,000)	0.87	(4,367,000)	0.73
Outstanding at end of period	33,740,566	$0.59	34,598,041	$0.62
Exercisable at end of period	22,756,868	$0.60	23,314,342	$0.63

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

During the three months ended March 31, 2018, the Company granted options to a consultant to acquire 1,500,000 common shares with an exercise price of $1.05 per share for a period of three years following the grant date. The stock options vest every six months for two years following February 20, 2018. The fair value of the stock options granted during the period using the Black-Scholes option pricing model was $1,095.

During the three months ended March 31, 2018, the Company granted options to a consultant to acquire 500,000 common shares with an exercise price of $1.05 per share for a period of three years following the grant date. The stock options vest every six months for two years following March 29, 2018. The fair value of the stock options granted during the period using the Black-Scholes option pricing model was $365.

During the three months ended March 31, 2018, the Company granted options to consultants, directors, and executives of the Company to acquire 4,500,000 with an exercise price of $1.10 per share for five years following the grant date. The fair value of the stock options granted during the period using the Black-Scholes option pricing model was $3,082.

During the year ended December 31, 2018, the Company granted 19,513,232 options to acquire common shares. The options have a term ranging from 3 to 5 years. The exercise price ranged from $0.52 to $1.10. 8,913,232 vested immediately while the remaining options vest over the period of 2 years following the grant date. The fair value of the stock options granted during the year using the Black-Scholes option pricing model was $10,449.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2019	December 31, 2018
Risk-free interest rate	1.82 - 1.87%	1.99%
Estimate life	5 years	3.6 years
Expected volatility	100%	100%
Expected dividend yield	0%	0%
Forfeiture rate	0%	0%

During the three months ended March 31, 2019, the Company recorded net share-based compensation of $911 (March 31, 2018 - $3,741) pursuant to the stock options vested as well realized forfeited stock options of $1,590 for net stock based compensation of $679.

Warrants

As at March 31, 2019, the Company had the following warrants outstanding:

Date Issued	Expiry Date	Exercise Price	Number of Warrants Outstanding
February 16, 2018	February 16, 2020	$ 1.75	73,883,590
June 19, 2018	June 19, 2020	$ 0.75	4,138,050
July 31, 2018	July 31, 2020	$ 0.99	1,125,000
June 19, 2018	June 19, 2023	$ 1.00	34,500,000
September 19, 2018	June 19, 2023	$ 1.00	975
			113,647,615

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

The following is a summary of the Company’s warrant activities:

	March 31, 2019	December 31, 2018
Outstanding at beginning of period	113,847,615	12,466,404
Issued	-	113,649,565
Exercised	(200,000)	(12,268,354)
Outstanding at end of period	113,647,615	113,847,615

The weighted average exercise price and weighted average life are $1.48 and 1.91 years, respectively.

14.	Related party transactions

Summary of key management personnel compensation:

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel made during the three months ended March 31, 2019 and 2018, is set out below:

For the three months ended	March 31, 2019	March 31, 2018
	$	$
Consulting and professional fees	-	261
Salaries and benefits	507	45
Share-based payments	384	2,082
	891	2,388

As at March 31, 2019, $Nil (2018 - $5), is included in accounts payable and accrued liabilities from amounts owing to related parties.

15.	Commitments

The Company has the follow long term commitments:

Year
2019	$35
2020-2023	13,993
Thereafter	Nil
Total	$14,028

Newstrike Brands Ltd.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited

For the three months ended March 31, 2019

(Unaudited - Expressed in thousands of Canadian Dollars)

16.	Loss on contract

During the period, an amount of $2,750 has been accrued to satisfy an outstanding contract dispute.

17.	Termination fee

On November 17, 2017, the Company entered into an agreement with CanniMed Therapeutics Inc. (“CanniMed”) pursuant to which CanniMed would acquire all of the outstanding shares of the Company by way of a plan of arrangement. On January 24, 2018, CanniMed terminated the agreement and paid the termination fee of $9,500 to the Company.

18.	Convertible debenture receivable

On February 13, 2019, the Company purchased $800 in the form of unsecured and subordinated convertible debentures to Fire and Flower (“F&F”). The convertible debenture bears zero interest and matures November 30, 2019 and includes a conversion feature to convert the debenture into common shares of F&F at $0.80 as defined within the agreement. The debentures may be partially or converted in-full into common shares at the maturity date at the holder’s option.

For the period ended March 31, 2019, the Company’s zero interest debenture increased by $540 (December 31, 2018 – $Nil) due to fair value adjustments. At period end, the level 2 instrument convertible debenture receivable was fair valued using the F&F March 31, 2019 public market rate of $1.34 per common share and totalled $1,340 (December 31, 2018 – $Nil).

19.	Non-controlling interest

The following table summarizes the information relating to the Company’s subsidiary, Neal Up Brands Inc., before intercompany eliminations.

	March 31, 2019	December 31, 2018
Non-current assets	$-	$-
Current assets	2,500	2,500
Non-current liabilities	-	-
Current liabilities	-	-
Net assets	2,500	2,500
Non-controlling interest %	40%	40%
Net assets attributable to NCI	$1,000	$1,000

SCHEDULE “B”

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

HEXO CORP.

Pro Forma Interim Consolidated Statement of Financial Position

As at April 30, 2019 - Unaudited

Expressed in thousands of Canadian dollars	Hexo	Newstrike	Notes		Pro forma Adjustments	Pro Forma Consolidated
ASSETS
Current
Cash and cash equivalents	173,092	73,338			-	246,430
Restricted cash	15,239	-			-	15,239
Short-term investments	512	-			-	512
Trade receivables	11,653	1,242			-	12,895
Other receivables	-	1,095			-	1,095
Commodity taxes recoverable	6,461	2,288			-	8,749
Prepaid expenses	10,696	1,441			-	12,137
Inventory	36,776	15,958			-	52,734
Biological assets	12,085	5,118			-	17,203
Total current assets	266,514	100,480			-	366,994
Non-current
Property, plant and equipment	175,602	37,475			-	213,027
Intangible assets and other longer term assets	5,617	91			-	5,708
Investment in joint ventures	47,970	-			-	47,970
Convertible debenture receivable	12,057	1,340			-	13,397
Long term investments	2,693	17,942			-	20,635
Goodwill	-	-	(4b	)	191,940	191,940
License and prepaid royalty - HIP	-	1,621			-	1,621
Right of use assets	-	697	(4e	)	(697)	-
Total non-current assets	243,939	59,166			191,243	494,348
Total assets	510,453	159,646			191,243	861,342

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	38,055	13,251	(4a	)	10,470	61,776
Excise taxes payable	2,257	-			-	2,257
Warrant liability	3,707	-			-	3,707
Term loan - current	3,375	-			-	3,375
Payment received in advance	-	28			-	28
Lease liability - current	-	56	(4e	)	(56)	-
Total current liabilities	47,394	13,335			10,414	71,143
Term loan	30,371	-			-	30,371
Lease liability	-	658	(4e	)	(658)	-
Total liabilities	77,765	13,993			9,756	101,514

Shareholders’ equity
Share capital	424,383	122,074	(4b),(4c	)	200,346	746,803
Share-based payment reserve	24,149	9,860	(4b	)	(4,704)	29,305
Warrant	52,175	49,045	(4b	)	(39,048)	62,172
Accumulated other comprehensive income	-	2,977	(4f	)	(2,977)	-
Non-controlling interest	-	1,000			(1,000)	-
Deficit	(68,019)	(39,303)	(4b),(4e	)	28,870	(78,452)
Total shareholders’ equity	432,688	145,652			178,738	759,828
Total liabilities and shareholders’ equity	510,453	159,646			188,494	861,342

See accompanying notes to the unaudited pro forma interim consolidated financial statements

HEXO CORP.

Pro Forma Interim Consolidated Statements of Loss

For the nine months ended April 30, 2019 - Unaudited

Expressed in thousands of Canadian dollars	Hexo	Newstrike	Notes	Pro forma Adjustments	Pro Forma Consolidated

Gross revenue from sale of goods	38,739	10,414		-	49,153
Excise taxes	(6,792)	(1,127)		-	(7,919)
Net revenue from sale of goods	31,947	9,287		-	41,234
Ancillary revenue	170	-		-	170
Net revenue	32,117	9,287		-	41,404
Cost of goods sold	15,905	4,250		-	20,249
Gross margin before fair value adjustments	16,212	5,037		-	21,249
Fair value adjustment on sale of inventory	(9,072)	(3,276)		-	(12,348)
Fair value adjustment on biological assets	33,534	1,682		-	35,216
Gross margin	40,674	3,443		-	44,117
Operating Expenses
General and administrative	14,579	8,629		-	23,208
Consulting and professional fees	8,993	4,248		-	13,241
Marketing and promotion	21,671	6,901		-	28,572
Stock-based compensation	17,811	1,808	4(d)	934	20,553
Depreciation of property, plant and equipment	1,166	1,194		39	2,399
Amortization of intangible assets	360	178		-	538
	64,580	22,958		973	88,511

Loss from operations	(23,906)	(19,515)		(973)	(44,394)

Revaluation of financial instruments loss	(4,273)	418		-	(3,855)
Unrealized gain on convertible debenture receivable	1,862	-		-	1,862
Unrealized gain/(loss) on investment	(277)	1,303		-	1,026
Foreign exchange gain	(27)	-		-	(27)
Other expense	-	(294)		-	(294)
Loss on contract	-	(2,750)		-	(2,750)
Gain on disposal of property, plant and equipment	-	5		-	5
Share of loss from investment in joint venture	(1,712)	-		-	(1,712)
Interest expense	(164)	(28)		-	(192)
Interest income	3,612	1,765		-	5,377
Net loss for the period	(24,885)	(19,096)		(973)	(44,954)

Net loss per share:
Basic and diluted	$ (0.12)	$ (0.04)			$ (0.19)
Weighted average number of shares outstanding:
Basic and diluted	201,084,341	577,171,524			236,478,382

See accompanying notes to the unaudited pro forma interim consolidated financial statements

HEXO CORP.

Pro Forma Consolidated Statements of Loss

For the 12 months ended July 31, 2018 – Unaudited

Expressed in thousands of Canadian dollars	Hexo	Newstrike	Notes	Pro forma Adjustments	Pro Forma Consolidated

Gross revenue from sale of goods	4,934	-		-	4,934
Excise taxes	-	-		-	-
Net revenue from sale of goods	4,934	-			4,934
Ancillary revenue	-	-		-	-
Net revenue	4,934	-		-	4,934
Cost of goods sold	2,093	-		-	2,093
Gross margin before fair value adjustments	2,841	-		-	2,841

Fair value adjustment on sale of inventory	(2,289)	-		-	(2,289)
Fair value adjustment on biological assets	5,848	5,563		-	11,411
Gross margin	6,400	5,563		-	11,963
Operating Expenses
General and administrative	9,374	5,113		-	14,487
Consulting and professional fees	-	3,248		-	3,248
Marketing and promotion	8,335	4,179		-	12,514
Stock-based compensation	4,997	10,586	4(d)	5,612	21,195
Depreciation of property, plant and equipment	896	636		-	1,532
Amortization of intangible assets	765	354		-	1,119
	24,367	24,116		5,612	54,095

Loss from operations	(17,967)	(18,553)		(5,612)	(42,132)

Revaluation of financial instruments loss	(5,091)	(112)		-	(5,203)
Foreign exchange loss	(228)	-		-	(228)
Termination fee income	-	9,500		-	9,500
Other expense	(650)	(491)		-	(1,141)
Interest expense	(1,529)	(1,269)		-	(2,798)
Interest income	2,115	375		-	2,490
Net loss for the year	(23,350)	(10,550)		(5,612)	(39,512)

Net loss per share:
Basic and Diluted	$ (0.17)	$ (0.02)			$ (0.23)

Weighted average number of shares outstanding:
Basic and diluted	134,171,509	463,648,404			169,415,173

See accompanying notes to the unaudited pro forma interim consolidated financial statements

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1. Description of the Transaction

On March 13, 2019, HEXO CORP. (“Hexo” or the “Company”) and Newstrike Brands Ltd. (“Newstrike”) entered into a plan of arrangement agreement (“Arrangement Agreement”) under which Hexo will acquire in an all-share transaction all of the outstanding common shares of Newstrike, a company licensed to produce and sell medical marijuana pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) (the “Acquisition”).

On May 24, 2019, the Company acquired all of the issued and outstanding common shares of Newstrike through the Arrangement Agreement (the “Acquisition”). Newstrike is a licensed producer of cannabis operating in Ontario, Canada. Under the Arrangement Agreement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

Following the acquisition, the Newstrike shares were delisted from the TSX Venture Exchange (“TSXV”) as at the close of trading on May 29, 2019. Certain classes of Newstrike warrants which were listed for trading on the TSXV under the symbol HIP.WT and HIP.WT.A will continue to trade on the TSXV until the earliest to occur of their exercise, expiry or delisting.

As a result of the acquisition, the Company issued a total of 35,394,041 common shares to the former shareholders of Newstrike and reserved an additional 2,002,432 and 7,196,166 common shares for issuance to the former holders of the Newstrike options and the holders of the Newstrike warrants, respectively.

Upon completion of the Acquisition, existing HEXO and Newstrike shareholders would own approximately 86% and 14% of the pro forma company, respectively, on a fully diluted basis.

2. Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at April 30, 2019, the unaudited pro forma interim consolidated statement of loss for the nine months ended April 30, 2019, and the unaudited pro forma consolidated statement of loss for the twelve months ended July 31, 2018 of Hexo were prepared in compliance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to reflect the Company’s proposal to purchase all of Newstrike’s issued and outstanding common shares.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of loss of Hexo are comprised of information derived from:

●	the audited consolidated financial statements of Hexo for the year ended July 31, 2018;
●	the audited consolidated financial statements of Newstrike for the year ended December 31, 2018;
●	the audited consolidated financial statements of Newstrike for the year ended December 31, 2017;
●	the unaudited condensed interim consolidated financial statements of Hexo for the three and nine months ended April 30, 2019;
●	the unaudited condensed interim consolidated financial statements (amended and restated) of Newstrike for the six months ended June 30, 2018 and 2017; and
●	the unaudited condensed interim consolidated financial statements of Newstrike for the three months ended March 31, 2019 and 2018.

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The unaudited pro forma consolidated financial statements do not include all of the information disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Hexo as at and for the three and nine months ended April 30, 2019, the audited consolidated financial statements of Hexo for the year ended July 31, 2018, unaudited condensed interim consolidated financial statements of Newstrike as at and for the three and six months ended June 30, 2018 and 2017, unaudited condensed interim consolidated financial statements of Newstrike as at and for the three months ended March 31, 2019 and 2018 and the audited consolidated financial statements of Newstrike for the year ended December 31, 2018.

The unaudited pro forma consolidated statement of financial position as at April 30, 2019 of Hexo has been constructed using the unaudited condensed interim consolidated financial statements of Hexo as at and for the three and nine months ended April 30, 2019 and the unaudited condensed consolidated financial statements of Newstrike for the three months ended March 31, 2019.

The unaudited pro forma consolidated statement of loss for the twelve months ended July 31, 2018 of Hexo has been constructed using the audited consolidated financial statements of Hexo for the twelve months ended July 31, 2018 and for Newstrike the audited consolidated financial statements for the twelve months ended December 31, 2017, the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017.

The unaudited pro forma consolidated statement of loss for the nine months ended April 30, 2019 of Hexo has been constructed using the unaudited condensed interim consolidated financial statements of Hexo for the three and nine months ended April 30, 2019 and for Newstrike the audited consolidated financial statements for the twelve months ended December 31, 2018 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018.

The unaudited pro forma interim consolidated statement of financial position gives effect to the Acquisition as if it had occurred on April 30, 2019. The unaudited pro forma consolidated statements of loss for the nine months ended April 30, 2019 and the twelve months ended July 31, 2018 give effect to the acquisition as if it had occurred at August 1, 2018 and August 1, 2017, respectively.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those described in the audited consolidated financial statements of Hexo for the year ended July 31, 2018. There were no adjustments necessary to align Newstrike’s accounting policies with Hexo’s accounting policies with the exception of the adjustment to remove the early adoption of IFRS 16 – Leases from Newstrike (see note 4e). Certain historical Newstrike amounts have been reclassified to conform to Hexo’s presentation.

The historical financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the statements of loss, expected to have a continuing impact on the combined results.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the Acquisition been effected on the dates indicated, nor are the unaudited pro forma consolidated financial statements indicative of future periods. Actual amounts recorded upon consummation of the Acquisition will differ from such unaudited pro forma consolidated financial statements. Since the pro forma consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to complete at a later date, there are limitations inherent in the very nature of such pro forma data.

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3. Estimated preliminary purchase price allocation

The unaudited pro forma consolidated financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Newstrike based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The Acquisition will be accounted for as a business combination under IFRS 3. The following represents the effect of purchase accounting based on a preliminary allocation of the purchase price for the Newstrike business to the acquired identifiable assets, liabilities assumed and pro forma goodwill.

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	April 30, 2019	Adjustments	Adjusted April 30, 2019
ASSETS
Cash and cash equivalents	73,338	-	73,338
Trade receivables	1,242	-	1,242
Other receivables	1,095	-	1,095
Commodity taxes recoverable	2,288	-	2,288
Prepaid expenses	3,062	-	3,062
Inventory	15,958	-	15,958
Biological assets	5,118	-	5,118
Property, plant and equipment	37,475	-	37,475
Intangible assets	91	-	91
Long term investments	17,942	-	17,942
Total assets	157,609	-	157,609

LIABILITIES
Accounts payable and accrued liabilities	13,251	-	13,251
Payment received in advance	28	-	28
Total liabilities	13,279	-	13,279
Net assets acquired	144,330	-	144,330
Consideration paid	336,270	-	336,270
Goodwill	191,940	-	191,940

The total estimated consideration of $336,270 is comprised of $5,156 fair value of Replacement Options (for already rendered service), fair value of warrants of $9,997 and the issuance of approximately 35,394,041 shares at $9.11 per share of Hexo on May 24, 2019. Each warrant holder, upon exercise shall be entitled to receive an aggregate number of Hexo shares determined in accordance with the Exchange Ratio in the Arrangement Agreement.

Biological assets are measured at fair value less cost to sell while long term investments in publicly traded companies are measured at fair value through other comprehensive loss. Inventory is measured at the lower of cost and fair value less cost to sell. As such, the carrying value of these assets is an approximation of the fair value at the balance sheet date.

The fair value of cash and cash equivalents, trade receivables, other receivables, commodity taxes recoverable, prepaid expenses, accounts payable and accrued liabilities and other current liabilities was presumed by management to materially approximate their respective carrying book values as of April 30, 2019, in order to prepare the unaudited pro forma combined financial data.

There has been no determination as to the fair value of property, plant and equipment, long-term investments and intangible assets to be acquired on the unaudited pro forma statement of combined financial position of Hexo based on information received to date. As such, the historical carrying value has been used in the preliminary purchase price allocation reflected in the unaudited pro forma combined statement of financial position. This assertion remains contingent upon receiving additional information and performing procedures to calculate the fair value of property, plant and equipment and intangible assets. No adjustment was made to the unaudited pro forma combined statements of loss, but any difference between the fair value and the historical carrying value would have a direct impact to future net loss through an increase or a decrease in depreciation or amortization expense depending on whether a fair value gain or loss is determined.

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The pro forma purchase price is subject to change based on the finalization of purchase price adjustments and completion of management’s assessment of the fair values of the assets and liabilities acquired. Due to the timing of the announcement of the Acquisition, Hexo has not yet obtained sufficient information to accurately determine the fair market value of Newstrike’s net assets by category and has therefore allocated the April 30, 2019 book values of the net assets acquired as a proxy of fair value. Goodwill represents the amount by which the purchase price exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the purchase price will be based on the net assets purchased as of the closing date of the Acquisition and other information available at that time. There may be material differences from this pro forma purchase price allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, the goodwill may be allocated to other items such as certain identified intangible assets.

In accordance with IFRS 3, equity securities issued as the consideration transferred will be measured on the closing date of the Acquisition at fair value reflecting the then-current market price.

4.	Pro forma adjustments

The following adjustments have been reflected in the unaudited pro forma combined financial information:

a.	Accounts payable and accrued liabilities:

Pro forma adjustment of $10,470 for estimated fees and expenses associated with the Acquisition includes investment banker, legal, advisory and other transaction costs and professional fees.

The adjustment to expense all of the acquisition-related transaction costs that will be incurred have not been reflected in the accompanying pro forma combined statement of loss for the periods presented. Those costs are one-time in nature and are not expected to have any continuing impact on the combined entity, rather they have been recognized in the pro forma consolidated statement of financial position as at April 30, 2019.

No transaction cost was accrued for prior to the end the periods considered in the pro forma, hence there was no need to eliminate such impact in the pro forma statement of loss.

b.	Goodwill:

The adjustment reflects the preliminary estimate of goodwill, which represents the excess of the purchase price over the fair value of Newstrike’s identifiable assets acquired and liabilities assumed as shown in Note 3.

c.	Share issuance costs:

Estimated share issuance costs of approximately $20 consisting of regulatory and transfer agent fees related to the issuance of shares for the Acquisition have been recorded against share capital on the pro forma consolidated statement of financial position.

d.	Replacement options:

In accordance with the Arrangement Agreement, the consideration for the Acquisition includes approximately 2,002,432 Replacement Options determined based on all material outstanding options of Newstrike as of the date of Arrangement Agreement at the Exchange Ratio. The Black-Scholes option pricing model was used to determine the fair value of Newstrike options outstanding as of the date of the Arrangement Agreement and the fair value of the Replacement Options. The difference in fair value, adjusted for the number of options vested, is recognized and expensed over the remaining vesting period. There were no adjustments to Newstrike’s previously recorded share-based compensation expense. The share based compensation expense is expected to have continuing impact on the income statements and were adjusted for as follows:

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

●	for the year ended July 31, 2018, share-based compensation for the Replacement Options was $5,612; and
●	$934 for the nine months ended April 30, 2019.

e.	IFRS 16 – Leases

The adjustments reflect the policy adjustment to remove the early adoption of IFRS 16 – Leases reflected in the financial statements of Newstrike to comply with the acquiring company Hexo’s lease accounting policy IAS 17 – Leases. The adjustments effectively remove the initially off balance sheet operating leases through the remove of the right-of-use asset of $697, the current and long-term lease liability of $714 and reduce the opening deficit and increase the loss from operations by $32 and $17.

f.	Accumulated other comprehensive income

To comply with Hexo’s accounting treatment the adjustment was made to remove the accumulated other comprehensive income which was comprised of the unrealized gains and losses on investments. Hexo accounts for such gains and loses through profit and loss.

5. Pro Forma Net Loss per Share

The pro forma basic and diluted net loss per share for the twelve months ended July 31, 2018 and the nine months ended April 30, 2019 is as follows:

	Twelve Months ended July 31, 2018	Nine Months ended April 30, 2019
	$	$
Pro forma net loss (‘000)	$(39,512)	(44,954)

Basic and diluted weighted average of Hexo common shares outstanding (as reported)	134,171,509	201,084,341
Adjusted for:
Issuance of Hexo common shares to Newstrike	35,394,041	35,394,041
Basic and diluted weighted average Hexo common shares outstanding (pro forma)	169,565,550	236,478,382
Pro forma net loss per share, basic and diluted	$(0.23)	$(0.19)